November 14, 2006

Michele M. Anderson, Esq.
Legal Branch Chief
Mail Stop: 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Talk America Holdings, Inc. (the “Company” or “Talk America”)
Revised Preliminary Proxy Statement on Schedule 14A
Filed on November 2, 2006
File No. 0-26728

Dear Ms. Anderson:

On behalf of Talk America Holdings, Inc. (“Talk America” or the “Company”), we submit this letter setting forth Talk America’s responses to the comments (the “Comments”) of the Staff of the Securities and Exchange Commission (the “Commission”) delivered telephonically to the undersigned by you and Mr. William Bennett of the Staff on November 13, 2006, relating to the Company’s revised preliminary proxy statement on Schedule 14A filed on November 2, 2006 (the “Revised Preliminary Proxy Statement”).

In response to some of the Comments, the Company has agreed to change or supplement the disclosures in the Revised Preliminary Proxy Statement. It is doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because it believes that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Except as expressly indicated below, the information provided in response to the Staff's Comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information, as applicable. The Company also acknowledges that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Preliminary Proxy Statement, and that the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Except as otherwise indicated, page references in the responses below are to pages of the Revised Preliminary Proxy Statement.

1. The disclosure on page 18 in the sixth bullet point in the second paragraph under “THE MERGER - Reasons for the Merger” will be expanded to read in the definitive proxy statement as follows (additions underscored):

•
The financial presentation of Blackstone, including its opinion to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in that opinion, the merger consideration of $8.10 per share in cash to be received by the Company’s stockholders pursuant to the merger agreement was fair, from a financial point of view, to the Company’s stockholders (see “— Opinion of The Blackstone Group L.P.”); in considering the advice of Blackstone, including its opinion, the board of directors considered the fact that Blackstone would be entitled to be paid a substantial fee contingent on the consummation of the merger and that Blackstone’s opinion was subject to a number of significant assumptions, qualifications and limitations, in each case as described in greater detail below under “ - Opinion of The Blackstone Group L.P.”

2. We respectfully supplementally advise the Staff, after express inquiry of Cavalier representatives and the Company executive officers potentially involved, that, as of the date hereof and, accordingly, as of the anticipated date of the Company’s definitive proxy statement in respect of the Company stockholders meeting, there has been no further development regarding the employment agreements that may be entered into by the Company’s executive officers with Cavalier since the information set forth in respect thereof included in the Revised Preliminary Proxy Statement. We also respectfully reiterate our earlier supplemental advice that Cavalier, a private company, is, and, throughout the period of discussions and negotiations with the Company, has been, a substantial and existing operating company, not an acquisition shell, with significant existing (and controlling) shareholders. We further supplementally advise the Staff that Cavalier representatives, acknowledging their understanding that such information would be relied upon by the Company and furnished supplementally to the Staff, have advised us that, although no definitive agreements have been reached,

(a) Cavalier may grant options to the Company’s executive officers identified in the Revised Preliminary Proxy Statement as potential executive employees of Cavalier, which options are intended primarily to provide financial compensation and not voting rights;

(b) these options would be to acquire, in the aggregate if all such executives are ultimately employed, less than 5% of the fully diluted voting equity securities of Cavalier, of which the shares underlying the options that may be granted to Mr. Meyercord, if he is so employed, would represent less than 3% of the fully diluted voting equity securities of Cavalier;

(c) these options are to purchase a class of Cavalier common stock that does not have the benefit of certain restrictive covenants for the benefit of holders of other classes of Cavalier voting equity securities, which covenants provide a significant measure of controlling influence over Cavalier to the holders of such other classes;

(d) an existing group of affiliated Cavalier shareholders holds more than 50% (on a fully-diluted basis) of the shares of the class for which the Company executive options would be exercisable, and thus is, and would be, able to elect all of the directors electable by such class; and

(e) the holders of other classes of voting stock of Cavalier are entitled to elect directors of Cavalier with a majority of the voting power on the Cavalier board of directors.

Accordingly, we believe that by no measure should the Company executives who may become Cavalier executives be viewed as “controlling” or potentially “controlling” Cavalier.

3. Finally, the changes discussed with the Staff related to the Blackstone opinion will be reflected in the definitive proxy statement.

Please contact the undersigned at (212) 626-4319 (direct fax: 212 310-1745) if you have any questions or require additional information regarding the foregoing responses. Thank you for your kind consideration.

Very truly yours,
/s/ Jonathan C. Stapleton
Jonathan C. Stapleton

cc:           Aloysius T. Lawn, IV (Talk America Holdings, Inc.)
William A. Bennett, Esq. (Division of Corporation Finance, SEC)